

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 25, 2013

<u>Via E-Mail</u>
William M. Shields, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199

> **Re:** **Steinway Musical Instruments, Inc.**
> **Amendment No. 1 to Schedule TO-T filed on July 19, 2013**
> **Filed by Kohlberg Investors VII, L.P. et al.**
> **File No. 5-46651**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Offer to Purchase</u>

1. We note your response to comment four in our letter dated July 16, 2013. Please advise as to the extent to which the creditworthiness and financial condition of the bidders affected their ability to obtain debt financing for the offer. See Instruction 1 to Item 10 of Schedule TO.

2. We note your response to comment 10 in our letter dated July 16, 2013. Although we have no further comment at this time, we do not agree with your analysis in its entirety and we reserve the right to comment in the future on the applicability of Rule 13e-3 to this tender offer.

Background of the Offer, page 17

3. We note your response to comment 11 in our letter dated July 16, 2013. Please revise the background discussion to disclose the confidential information that Mr. Messina provided to Kohlberg. In this regard, we note from your response that Mr. Messina informed Kohlberg that Steinway was pursuing strategic alternatives and provided Kohlberg with his views of expected revenues and EBITDA results.

Certain Conditions of the Offer, page 41

4. We note your response to comment 13 in our letter dated July 16, 2013. Please further advise as to the bidders' plans if the funding of the debt financing into escrow does not occur on or before August 14, 2013, or if the funding of the debt financing into escrow does not occur at all.

5. We note your response to comment 14 in our letter dated July 16, 2013. Please revise the disclosure to clarify that all offer conditions other than those related to governmental approvals necessary to consummate the offer must be satisfied or waived on or before the expiration of the offer.

Please direct any questions about these comments or your filing to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions